Exhibit 99.1
Communication via email to QAD Employees
Date Distributed: June 14, 2009 @ 7:44 p.m. PST
From: Karl F. Lopker, CEO
Subject: Stock Option and Stock Appreciation Right Exchange Program
If you are following QAD Corporate matters, you may have noticed that the shareholders approved a Equity Exchange program where holders of QAD Stock Settled Appreciation Rights (SSAR), can choose to exchange them for a fewer number of shares but at a lower strike price.
This is a fair value exchange where the market value of the SSARs being exchanged is the same as the market value of the SSARs that will be received. The net effect on QAD’s Income Statement is zero. However, there will be fewer shares outstanding under the SSAR program which shareholders generally like.
This activity is a direct result of one of our strategies for the year — Supporting our Employees.
You can access the full stockholder proposal for the exchange program in QAD’s definitive proxy statement at http://www.sec.gov/Archives/edgar/data/1036188/000095013409011306/v52616def14a.htm.
Legal Notice
The following is important legal information, which we are required to include as part of this communication and we encourage you to read it.
We have not commenced the exchange program that is referred to in this communication and there is no assurance the Company will implement the exchange program. If QAD determines to implement the exchange program, upon its commencement, QAD will file a Tender Offer Statement and related exhibits and documents with the Securities and Exchange Commission (SEC), which should be read by all of the Company’s eligible employees holding options and/or stock appreciation rights that are eligible to participate in the exchange program. The written materials described above and other documents filed by the Company with the SEC will be available (i) free of charge from the SEC’s website at www.sec.gov (ii) by directing a written request to: QAD Inc., Attention: Investor Relations, 100 Innovation Place, Santa Barbara, CA 93108, or (iii) by contacting Investor Relations for the Company at 805-566-5139.